EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings as defined:
Income before income taxes, as reported	$1,585.1	$1,391.9	$1,280.6	$1,178.8	$1,049.1
Add: Dividends from affiliates	28.4	14.3	16.2	13.9	15.9
Interest expense(a)	106.9	124.9	78.0	51.1	57.9
Interest factor (re: rentals)(b)	165.0	155.2	157.6	161.0	162.6

Total earnings	$1,885.4	$1,686.3	$1,532.4	$1,404.8	$1,285.5

Fixed charges as defined:
Interest expense(a)	$ 106.9	$ 124.9	$ 78.0	$ 51.1	$ 57.9
Interest factor (re: rentals)(b)	165.0	155.2	157.6	161.0	162.6

Total fixed charges	$ 271.9	$ 280.1	$ 235.6	$ 212.1	$ 220.5

Ratio of earnings to fixed charges	6.93x	6.02x	6.50x	6.62x	5.83x

(a)	Interest expense includes interest on third-party indebtedness.
(b)	The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.